VUBA

A pending $1.3 billion contract has Vuba poised to become a global driverless transit leader

■ PITCH VIDEO   ■ INVESTOR PANEL



go-vuba.com   Colorado Springs CO   [f]

Hardware   Technology   Infrastructure   Energy   Smart Cities

Highlights

1   Vuba's driverless vehicle and guideway network provides a disruptive and profitable city transit solution

2   Improve billions of lives through faster, safer, sustainable transport.

3   World-class team with advanced designs and proven autonomous vehicle control technologies

4   Vuba has strong momentum and a straightforward path to unicorn valuation status

Our Team

Our Team



Peter Muller CTO

Peter co-founded a successful airport engineering and planning consultancy and founded a successful personal rapid transit consultancy. Both firms are still in operation. He is President of the international Advanced Transit Association.

20th century urban planning and transport solutions have failed. Cities are becoming more gridlocked, unhealthy and unsustainable while urban populations continue to grow. We MUST stop this trend and invent new revolutionary approaches to sustainable urban mobility. It is our moral obligation to build a healthy vibrant world for future generations.



Paul Klahn CEO

Paul built and led a team that designed, built and flew a brand new personal aircraft in just 27 months on a $1 million budget. The effort was on-time, on-budget and exceeded expectations.



Phionah Nyangoma Biz Dev & Cultural Liason

Through determination and unyielding belief in self, Phionah transformed herself from a young girl in a small African village, to a talented, multilingual international entrepreneur.



Jan Pretorius CFO

Jan Pretorius (B-Econ, MBA cum laude) is a Wall Street pro who's served firms like Booz Allen, Goldman Sachs, Citibank, PwC, Google, Amazon & Siemens. He's been Global Head of M&A and is a serial startup founder with two PRT firm investments.

The Vuba Story

Paul has spent 15 years developing innovative aircraft designs as an aerospace engineer and working with a number of startup companies. Most recently, he was COO for a company in the automated transit space. Paul knew he wanted to combine his previous experience with his passion for helping people – in particular, the people of Rwanda, the country where he met Phionah.



Paul Klahn, Peter Muller and Phionah Nyangoma

Peter, originally from South Africa, has spent two decades focusing on driverless transit. Peter and his company, PRT Consulting, are well-known internationally as top experts in the field.



Vuba: global team, global solutions

After deciding to work together two and a half years ago, they are now forging ahead with their shared vision of using driverless sustainable transit to provide mobility and jobs for people in need. Vuba, in partnership with the Government of Rwanda, is pursuing a city-sized driverless transport system in the capital city of Kigali, which is expected to be a $1.3 Billion project. This project alone is projected to increase Vuba's valuation 49 times from $8.1 million to 400 million.





Vuba Team

Urban Transportation is a Massive Global Problem That Vuba Solves

It's clear that 20th century transportation solutions are failing. Cities worldwide have become terribly congested and blanketed in smog. Our planet is at risk of catastrophic climate change due to CO2 emissions and the use of fossil fuels. More than a million people die every year from traffic accidents, and many millions more are seriously injured. There is no question – we MUST develop new solutions to create a healthy and sustainable future. *Vuba provides smart solutions to these massive global challenges.*



We MUST create new solutions for urban mobility.

Vuba gets you there quickly!

Imagine requesting a ride via an app (or at a kiosk), and within a minute or less a driverless electric vehicle arrives at a nearby station to pick you up. Riding smoothly above traffic on an elevated guideway, you are taken non-stop to your destination: quickly, quietly, safely, using electricity from renewable sources. No fossil fuels, no air pollution, no CO2 emissions. Freely flowing transport, with no backed up intersections, no rush-hour congestion, no traffic accidents. Just quick, reliable urban transport at affordable prices.



Vuba provides an elegant solution for Smart City mobility.

Vuba provides an elegant public transportation system woven into the tapestry of your city, providing increased quality of life AND a profitable business model.





Profitable public transport for healthier, sustainable cities.

Help us create a healthier, sustainable world through Smart Mobility solutions.

How it works



Step 1

Use our smartphone app or kiosk to request a private or shared ride. A tiered fare system makes Vuba affordable to all.



Step 2

A driverless electric vehicle arrives at a station, usually within a minute or less.


A
B

Step 3

Ride non-stop from origin to destination on an elevated guideway. No backups, road construction or traffic accidents.

Urban Operations


Small at-grade Vuba PRT station
Share
Watch on YouTube

Medium Size Elevated Station


Medium size elevated Vuba PRT station
Share
Watch on YouTube

Station incorporated into a building




2345 KIGALI HEIGHTS

Mall station

Computerized Control System

The control system we are using has been operating driverless PRT vehicles in public service flawlessly for over 5 years.


Kigali PRT Control System
Copy link
Stockholm
Teate
Stockholm Public Library
Watch on YouTube

Efficient Transportation System


Low Capital Cost Structures
• Small composite columns & beams
• Locally manufactured
• Fits existing right of way avoiding expensive land purchase
Vehicles Travel Above the Traffic
• Speeds up to 50 mph (80 Km/hr)
• 6 comfortable seats
• Wheelchair accessible
• Durable composite structure
• Poly-carbonate tinted windows
Low Operating Costs
• Solar-powered, low maintenance electric vehicles
• 20k passengers per hour per direction
• Driverless 24/7 operation
• 75% operating profit margin

A Multiple Benefit Value Proposition

Vuba operates under a narrow elevated guideway, taking passengers non-stop to their destination. We reduce congestion on existing streets while completely avoiding pedestrians and road traffic. Through the use of precision computer control, a single guideway can handle the same amount of traffic as six lanes of surface street.

A Vuba PRT system can reduce a city's transport-related CO_2 emissions by millions of tons over the life of the system. At the same time, we also eliminate other forms of air pollution and noise pollution, providing an enhanced quality of life for urban dwellers.

Installation of small columns instead of large road beds means quick construction and minimal environmental impact. Since Vuba typically uses existing rights of way, we avoid expensive land purchases and disruption to existing infrastructure. Hence, Vuba deploys a capital-lite model of urban transit. The costs of deploying the system is expected to be half the cost of building new roads and 1/5th of the cost of light rail. This, in combination with low operating costs due to solar powered and driverless vehicles transforms transit business economics. Instead of losses and negative returns, Vuba can deliver transit profit margins of 50%+ and returns on invested capital of 15%+.

Our elevated system reduces wear and congestion on city streets, and helps reduce the need for more parking space within the city.

We help increase property value and free up real estate for other more valuable purposes.



Average Revenue: $0.76 / km
Operating Margin: $0.57 / km 75%
Average O&M Cost: $0.19 / km
(Projections for Kigali PRT System)
Vuba achieves this operating margin by avoiding three major costs:
No fuel purchases
No driver payroll expense
Low maintenance costs

While standard modes of public transport require expensive subsidies, Vuba makes money



vuba



A single PRT vehicle can take 20 cars off city streets

We Make Money from Developing & Operating The Vuba System

The Vuba business model has mechanisms for both short-term revenue and long-term recurring revenue. Early revenue is attained through project development/management and sales of proprietary technology. Long term recurring revenue results from ongoing operations and maintenance of the system, and profit sharing from the project Special Purpose Vehicle (SPV - the company running the project). The business is expected to be profitable from the deployment and sale of the first Kigali PRT system segment


1
Vuba is paid to design the PRT system and manage the project.
2
Vuba sells proprietary components to the SPV.
3
Vuba is paid to operate and maintain the system.
4
Vuba receives a share of the net profits from the SPV.
PPP Project Development Phase
Long-Term Recurring

Sources of revenue

Progress/Traction

- December 2018 - Letter of Support - Rwanda Utilities Regulatory Authority
- January 2019 - Letter of Intent - Rwanda Development Board
- April 2019 - Met President Kagame, **President of Rwanda**
- May 2109 - Met with 4 ministers, mayor and senior officials - **agreed to move forward**
- June 2019 - Delivered **Pre-Feasibility Study**
- August 2019 - Delivered Financial Model
- October 2109 - Engaged local tech partners
- November 2019 - Delivered grant funding analysis
- March 2020 - Rwandan **Government commits to help fund project through equity investment in Vuba**
- July 2020 - **Large Engineering/Procurement/Construction (EPC) Consortium expresses interest in funding and building Kigali PRT Project**
- September 2020 - **International investment firm intends to finance Vuba and the full Kigali PRT Project (see letter of intent)**
- October 2020 - Presented proposed Special Purpose Vehicle $1,3 bill Financing Terms to Rwanda Minister of Infrastructure (positively received)
- October 2020 - Agreed to terms for the formal, independent Kigali PRT Feasibility Study (International consulting firm with audited financials and transportation model) to be funded by the Government and completed by June 2021.
- October 2020 - Identified two potential Kigali PRT pilot track locations: 1) Green City Kigali with FONERWA Green Fund and 2) connecting two bus ranks to downtown Kigali

- October 2020 - Established relationships with East African Finance Leaders including Rwanda Reserve Bank Chief Economist; Rwanda Stock Exchange CEO; Bank of Kigali CEO; Development Bank Rwanda CEO and two African funds

- January 2021 - Invented unique high-speed switching system - a substantial improvement over established technology

- Februry 2021 - CEO Paul Klahn in Rwanda meeting with government decision makers and stakeholders including Ministers and advisors to the President as well as potential Rwandan investors and industry partners

- March 2021 - "Utility Patent Pending" for high-speed suspended PRT switch (see Updates)

Invest in Vuba today!

Downloads

Vuba - Commitment Letter from Rwanda Govt- March 2020.pdf

Financier LOI to Fund.pdf

Vuba Kigali PRT Pre-Feasibility Study Exec Sum.pdf

Vuba C21 PRT Tech Descr. Network Design.pdf

Vuba Pitch Deck 20210226.pdf

Kigali PRT System Overview 1 .pdf